
April 7, 2022

Barry Biffle
President and Chief Executive Officer
Frontier Group Holdings, Inc.
4545 Airport Way
Denver, CO 80239

> **Re: Frontier Group Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 11, 2022**
> **File No. 333-263467**

Dear Mr. Biffle:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed March 11, 2022

Unaudited Prospective Financial Information, page 71

1.  Revise your financial forecast disclosures for Frontier and Spirit to discuss the variables, estimates and assumptions management believes are most significant.

Material U.S. Federal Income Tax Consequences of the Merger, page 161

2.  We note your disclosure that provided that the Control Requirement is satisfied as of the closing date of the merger, Spirit and Frontier intend, for U.S. federal income tax purposes, that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please file a tax opinion as an exhibit to your registration statement, or provide us with your analysis as to why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Refer to Item 601(b)(8) of

Regulation S-K. For guidance, please refer to Staff Legal Bulletin No. 19.

Legal Opinion, page II-2

3.    We note that the legal opinion currently opines on up to 215,000,000 shares of common stock.  However, we also note that the filing fee table in Exhibit 107 reflects 215,492,296 shares of common stock as the estimated maximum number of shares of Frontier common stock to be issued in connection with the merger. Please have legal counsel revise the legal opinion to include the legality of all securities being registered.

General

4.    We note that Frontier Group Holdings, Inc. incorporates by reference its annual report filed on Form 10-K for the fiscal year ended December 31, 2021. However, the Form 10-K for Frontier incorporates information from its proxy statement which has not yet been filed. Prior to requesting acceleration of the effectiveness of this registration statement, please either amend the Form 10-K to include information required by Part III of Form 10-K or file the definitive proxy statement.  Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters.  Please contact Anuja Majmudar, Attorney-Advisor, at 202-551-3844 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Mark M. Bekheit